UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2004

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

For the Transition Period Ended:

Read instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant: ManTech International Corporation

Former name if applicable: N/A

Address of principal executive office (Street and number): 12015 Lee Jackson Highway

City, state and zip code: Fairfax, VA 22033

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, or 10-Q, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to file the quarterly report on Form 10-Q without unreasonable effort or expense within the prescribed time period due to difficulties associated with finalizing results, including earnings and reserves associated with our PSI business unit, ManTech MSM Security Services, Inc. (“MSM”).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael R. Putnam	(703)	218-8251

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in our Form 8-K filed on July 19, 2004, we are expecting to report losses at our MSM subsidiary that will result in a loss for the Company for the second quarter. In the corresponding period in 2003 the Company reported earnings of $0.28 per share. The Company is in the process of finalizing results, and until the interim financial statements are complete, the results of operations for the second quarter of 2004 cannot be finally determined.

ManTech International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2004	By:	/S/ RONALD R. SPOEHEL
	Name:	Ronald R. Spoehel
	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).